Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

RECEIVED

2005 AUG 25 P 3 47

OFFICE OF INTERNAT...
CORPORATE...



05010729

18 August 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

PROCESSED

AUG 2 5 2005

THOMSON
FINANCIAL

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 18 August 2005, Commonwealth Bank of Australia notified the Australian Stock Exchange that it had increased its shareholding in Brambles Industries Limited from 8.15% (78,994,806 shares) on 19 May 2005 to 9.16% (88,844,183 shares) with effect from 12 August 2005.

18 August 2005

Contact: Laura Jackson, Company Secretariat
                  Tel: 44 (0) 20 7659 6030